SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Parallel Petroleum Corporation

(Name of Subject Company (Issuer))

PLLL Holdings, LLC

PLLL Acquisition Co.

(Name of Filing Persons (Offeror))

Apollo Management VII, L.P.

(Name of Filing Persons (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class Securities)

699157103

(CUSIP Number of Class of Securities)

John J. Suydam

PLLL Holdings, LLC

c/o 9 West 57th Street

New York, New York 10019

(212) 515-3237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Zvonkovic

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,767,832	$7,352.65

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 41,646,445 shares of common stock, par value $0.01 per share, at $3.15 per share. The transaction value also includes the aggregate offer price for 519,200 shares underlying outstanding options with an exercise price less than $3.15 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $3.15 minus such exercise price.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00005580.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,352.65	Filing Party:	PLLL Holdings, LLC

Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2009 (as amended and supplemented, the “Schedule TO,” and together with the Amendment, the “Statement”) by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), Parent and Apollo Management VII, L.P. (“Apollo Management”). The Schedule TO relates to the tender offer by the Purchaser for all of the outstanding common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2000, as amended by the First Amendment to the Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $3.15 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 24, 2009 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Item 3. Identity and Background of Filing Person.

Item 8. Interest in Securities of the Subject Company.

Item 3 and Section (a) of Item 8 of the Statement are hereby amended and supplemented as follows:

The last paragraph of Schedule I to the Offer to Purchase is replaced by the following:

“3. Apollo Management. Apollo Management is a Delaware limited partnership. The general partner of Apollo Management is AIF VII Management, LLC, a Delaware limited liability company (“AIF VII”). The sole member and manager of AIF VII is Apollo Management, L.P., a Delaware limited partnership (“Apollo LP”). The general partner of Apollo LP is Apollo Management GP, LLC, a Delaware limited liability company (“Apollo GP”). The sole member and manager of Apollo GP is Apollo Management Holdings, L.P., a Delaware limited partnership (“Apollo Holdings LP”). The general partner of Apollo Holdings LP is Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Apollo Holdings GP,” and together with Apollo Management, AIF VII, Apollo LP, Apollo GP and Apollo Holdings LP, the “Apollo Management Entities” and together with their affiliated investment advisers, investment managers, general partners and co-investment entities, “Apollo”). Joshua J. Harris, Leon D. Black and Marc Rowan are the executive officers and managers of Apollo Holdings GP. Each of Messrs. Harris, Black and Rowan is a citizen of the United States.

The address of principal business and principal office of each of the Apollo Management Entities is 9 West 57th Street, 43rd floor, New York, New York 10019 and the telephone number is (212) 515-3200. The business address of each of Messrs. Harris, Black and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

The principal business of Apollo Management is managing Apollo Investment Fund VII, L.P. and other Apollo investment funds. The principal business of AIF VII is serving as the general partner of Apollo Management. The principal business of Apollo LP is serving as the sole member and manager of AIF VII and other Apollo management entities. The principal business of Apollo GP is serving as the general partner of Apollo LP. The principal business of Apollo Holdings LP is serving as the sole member and manager of Apollo GP and other Apollo management entities. The principal business of Apollo Holdings GP is serving as the general partner of Apollo Holdings LP. The current principal occupation of each of Messrs. Harris, Black and Rowan is, and has been for the past five years, to act as executive officers and managers of Apollo Holdings GP and other Apollo investment advisors and investment managers, and since 1990 when Messrs. Harris, Black and Rowan co-founded Apollo, to raise, invest and manage private equity and credit-oriented capital markets funds on behalf of institutional and other investors.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 19, 2009

PLLL ACQUISITION CO.

By:	/s/ Sam Oh
Name: Sam Oh Title: Director, Vice President and Treasurer

PLLL HOLDINGS, LLC

By:	/s/ Sam Oh
Name: Sam Oh Title: Vice President and Treasurer

APOLLO MANAGEMENT VII, L.P. By: AIF VII Management, LLC, its general partner

By:	/s/ Sam Oh
Name: Sam Oh Title: Authorized Signatory

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